STARBOARD INVESTMENT TRUST
116 South Franklin Street
Rocky Mount, North Carolina 27804
252-972-9922

March 24, 2020
VIA ELECTRONIC TRANSMISSION
Elisabeth Bentzinger
Office of Disclosure and Review
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Starboard Investment Trust (the “Registrant”), File No. 333-252135
Dear Ms. Bentizinger:
Pursuant to Rule 461 under the Securities Act of 1933, the Registrant, on behalf of its series, the Adaptive Growth Opportunities Fund (the “Fund”), hereby requests that the Commission accelerate the effective date of Pre-Effective Amendment No. 3 to the Registrant's registration statement on Form N-14 (the "Amendment"), which was filed on March 24, 2021, to March 26, 2021, or the earliest practicable date thereafter.
If you have any questions concerning this request, please contact Tanya Boyle at (214) 665-3685.

Starboard Investment Trust	Capital Investment Group, Inc.

By: /s/ Katherine M. Honey	By: /s/ Ronald King
Name: Katherine M. Honey	Name: Ronald King
Title: President	Title: AVP and Chief Compliance Officer